Filed by The NASDAQ OMX Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NYSE Euronext

Commission File No.: 001-33392

Excerpts from Transcript of Presentation by Robert Greifeld, CEO of The NASDAQ OMX Group, Inc., at the UBS Global Financial Services Conference on May 10, 2011:

MANAGEMENT DISCUSSION SECTION

Analyst, UBS Global

Without giving too much of an intro obviously, this is the first Exchange that is going to present today. A lot going in the space and Bob’s been intimately involved in the M&A that’s upon us here. So with any further intro, Bob.

Robert Greifeld, Chief Executive Officer

. . .

Now as you look at NASDAQ OMX we have certainly transitioned through the years, the numbers continue to be quite diversified that make up the $415 million and as we look at our businesses, we certainly have a strategy to continue with that diversification and I would highlight that with respect to our proposed transaction with NYSE Euronext, we would be certainly a cash equity exchange but not an exclusive cash equity exchange. And I have said before that we would not had bid for the asset if we thought it would impact other growth strategies that we’ve been working on for the past number of years. And what’s interesting with the NYSE Euronext transaction is the people in our organization, they’re involved with some of these new initiatives both in clearing and on the derivative side are not so impacted by the involvement of pursuing the transaction and obviously executing it if we are successful.

. . .

I just will say this here, as I’ve said before, this to us was pure opportunistic behavior. We are executing our business plan. We were surprised by the announcement of the deal, remain surprised by some of the terms of deal, thought it represented fundamental opportunity for our shareholders. As I’ve said before, we have 25% of our shareholders on our Board, so, fairly unique.

So, we can get a direct feedback from there, certainly after we announced the deal, we’ve probably spoken to 100% of our register. And I would be so bold just to say 100% of our register believes very strongly in terms of what we’ve done so far.

I’ve also said that we had to make sure that in this transaction, we did not in any way shape or form impact of what we had going on with respect to the great performance of NASDAQ OMX and we certainly believe that that is the case. It can’t be 100% the case, obviously, but mostly the case and the important aspect of the action is when you look at IDCG and OCC, N2EX, they’re not involved with this transaction in the bidding or even if we want it, doesn’t impact their lives.

So, it’s a separate island within our firmament and they can go and do their thing. We certainly have, between Jeff and myself had the luxury of time to come up with the strategy and to game theory how this will play out. And as I said before, we’re serious and we will pursue it.

Our tender offer is probably still a couple of weeks away but nothing more than the couple of weeks away to get that out into the public domain and certainly to give at the end of the day the people that matter, the shareholders, the opportunity to vote on the competing proposals.

And, I think, I will leave it at that right, Vince?

Analyst, UBS Global

That should be it.

Robert Greifeld, Chief Executive Officer

So, I take this clear. Okay, so this I think probably most people seen we operate in an industry sector where people believe that derivatives have their divine right to grow and certainly everybody likes a monopoly. What’s not to like if you own one? We have been I think hardened by being in a competitive dynamic in just about all our businesses and I think we’ve proven that you can do quite well in a competitive world.

We are proud of our 46% margin and if we had a monopolistic business, we certainly would have a higher margin but 46% is not a margin to sneeze at and the EPS growth over the last four years, we think have been quite impressive. We have a deep and talented management team. We’ve worked over the last five years, I say quite aggressively to make sure that we’re grooming the talented all levels of the organization and as much as I get to stand here as a spokesman, it’s obviously the people on the ground, that are executing and we’re proud of that. So with that I’ll think I’ll take some questions.

QUESTION AND ANSWER SECTION

<Q>: Great. I think there should be mics going around but while they’re in motion, I think one of the things to touch on the M&A, one of things that you said that you were not sure, shareholders before the July 7th shareholder voted NYX for the Deutsche Börse transaction is that you can actually get a deal done and have some clarity, on anti-trust which you believe they will not have. So can you give us an update on where we stand with that? I know you’ve met with the regulators and any sort of feedback, how you think is going to play out?

<A>: Well, certainly I can not speak for the DOJ and I will not do that. The only thing I think I can say is the piece of the evaluation is quite rapid. I think we must have a set record with respect to how soon it took us to get a second round of request. So we filed our HSR and see that one or two days later, we got the request for the second round. So typically that takes obviously a long period of time. And the pace since that second round of request has been quite intense and it’s been my only time that I’ve dealt with the government of any walk of life where we as a commercial enterprise have a hard time keeping up with the pace that they’re embarking on. And we’re, obviously, armed with a team of outside economists, hordes of outside attorneys in addition to our quite capable internal staff.

So, the resources DOJ is putting on it is impressive and they are obviously talented people and we’re in a discussion. And, what I’ve said before, is that from my point of view the fundamental advantage of our proposal compared to the Deutsche Börse proposal is that from a competition committee, anti-trust review, any remedies you can think about from our point of view don’t change the fundamental business model in any material way. And on the other side, there is a quite a big difference between a monopoly, a vertical silo monopoly and a near monopoly vertical silo or open access inner offerability. And so that has obviously a profound impact on the underlying aspects of the business.

So, clearly, we expect that there will be remedy discussions with the DOJ, actions will take but we are sanguine in that these actions don’t change the business model that we’re looking at or the business model that we had in place before we launch the bid.

<Q>: I’ve got one question Richard. I’ll jump in with another one, but when you look at the deal again to stay on the topics surprise. Financially, this – if you can reach those goals that you have outlined, it looks like a home run, right. They are very attractive and you listen to Jeff, he also seems to be very committed to the businesses that he is getting. Now, obviously the other side is considering what to do next. So, can you give us any sort of indication of your commitment to this, like how long is this fight going to go on? How much more could it take for you to really get this business if the other side responds in the suite [ph]?

<A – Robert Greifeld>: Well, I – obviously, one in terms of commitment, we’re here for the end game, whenever that might be. The absolute end game would be next April. We certainly don’t believe that it will go that far and we certainly believe that the Board at NYSE Euronext is a credible and reputable board that will understand that at end of the day it’s what the shareholders want that matters.

So, we are focused, obviously, on taking conditionality out of our exchange offer. We certainly will highlight the fact that the competing proposal has a tremendous amount of conditionality to it. And, myself we’re around listing this market, things that – in corporate governance you’ll see, an evolution, where shareholders are not asked to vote for deals before regulatory approval is granted, specially when regulatory approval can have some remedy. So not our deal in particular because, we’re obviously self interested.

But you know, it’s interesting in both our deals, right. Because, we’ll put a proposal that shareholders won’t know the outcome or possibly won’t know the outcome of either regulatory input, or ask to vote on the deal. I mean, it’s great for management because it gives them a free option in that period of time.

So, we think there is something fundamentally wrong with that, and that’s part of the reasons why we roughly we did yesterday about rushing the vote. So we’re focused on taking that conditionality out and make it, more fair for the shareholders to have a complete look at what they are voting on.

<A>: Somebody has there one question and that’s...

<Q>: I’ll ask one last one just to get away from, from the deal, although, I am going to stay on the topic of M&A. I mean, you described that as something that kind of appears, and you jumped on it because you thought there was more value there if I compare pricing correctly.

Now, let’s say, this doesn’t happen, obviously, sold the numbers of businesses, you’ve done the right thing over the last year buying back stock and things like that. But strategically, now that we are in this cycle, it looks like partners looking for partners. And is there something you feel like you need to do or will you not be left behind with the assets that you have?

<A – Robert Greifeld>: Yeah, I think there is more a media feeling and certainly those of who run the business it’s day-to-day, don’t think so much in those terms. What we have to do is have the rigor, and say, okay, if this transaction happens, what part of my revenue is impacted, all right, and is that impact, what’s the probability of it. So, we look at NYSE Deutsche Börse coming together, we certainly, don’t see a revenue impact from a bottoms up analysis. We see opportunity and that if there is that vertical silo across Europe unlisted derivatives, the customers want to express their will and create alternatives to that monopoly, and it will be our job to be properly positioned in that eventuality.

The other thing, I was saying, in terms of just the general comment leaving behind, Deutsche Börse was trying to buy Euronext lost that bidding and now Deutsche Börse is buying for basically the same price, Euronext and NYSE together. So if you call Deutsche Börse a looser back four years ago, they certainly kind of feel like a winner by not having participated there because it’s actually part of the thing that I am sure that Deutsche Börse people were just the static of the gamble for the price they’re all willing to buy the lawn four years ago.

<Q>: You made a comment that you felt that you’re operating in a weaker environment and I’ve heard that from a couple of different management teams in different sectors. What gives you confidence that say at least from a transaction volume perspective or just general trends you’re seeing in your business lines that this is a weaker environment and not says something more approximately normal going forward?

<A>: That’s a good question. So, the first thing you might have guessed it from my comments is that we have to plan our businesses for I won’t call it new normal but just assume that the business is just there and it’s not going to change too much. And how do we succeeded in that environment and that’s what I think we demonstrated and will continue to demonstrate. Now, the closest approximation, there is two approximations we look to guess where the volume might grow.

And one is, I mentioned before volatility, right. If there’s more volatile actions in the market the volumes shoots up. We saw that last week, we had some increasing volatility and volume went up. So, we all are running at historically low volatility. I don’t know if, we always will be in a non-volatile world. I somehow don’t think so but that’s the one bet. The other is it will correlate to natural in flows into the marketplace.

So the intermediaries, the high frequency traders, they will be there assuming there is more natural flow into the marketplace and that this is in many ways a proxy for general economic activity.

And as we contemplate NYSE Euronext and cash equities, our general long-term viewpoint is that cash equity business is a derivative, it’s a derivative of the economy in which it serves. And the cash equity business will grow at some multiple of the economy, could be one time, it could be one and a half, it could be two times, I don’t obviously know. But when you have increased economic activity, you obviously then have increased IPO activity, you have increased employment, increased savings, increased investable assets coming into the market that then our infrastructure responds to quite positively, the natural buying and selling.

So it all kind of correlates and when I hear people say that, oh! derivatives hasn’t grown well because the interest rate environment is flat. Well, the interest rate environment is flat because the economy is flat and if the economy picks up, interest rates will move, employment will move, investable assets will move, it’s all part of obviously same mosaic.

So, we look at – it’s tied at the end of the day to some level of the economic growth. Volatility comes and goes, depending upon events of the day but you’re going to be tied to how the economy is doing long-term.

<Q>: Hi, could you give us, if you look forward, if you were to be this successful bidder for NYX, what the listings business in the industry in the U.S. would look like?

<A – Robert Greifeld>: What, the listings business for the ...

<Q>: For the general listings business in the listings industry?

<A – Robert Greifeld>: Well, I would say, one, that you would see increased oversight by the SEC of that business, and two, is I think, you would have smaller competitors trying to come at the large listing of franchise not to just similar to NASDAQ when it gets started back in 1971 as trying to compete with NYSE. So, smaller entrepreneurial upstarts and more regulatory oversight.

<Q>: There has been a lot of focus, obviously, in connection with the deal, on the DOJ and I’m just keen off of the comment you just made about the future regulatory regime for the listings business involving more SEC oversight. To the extent that the SEC already regulates price and one would think that there would be conversions either ongoing or in the future between the SEC and the Department of Justice to either better understand the market or to talk about what that future regulatory regime would look like if this deal were to happen. Can you give us a little more color on what the dynamic with the SEC has been and what we should expect going forward and?

<A – Robert Greifeld>: No, well, I think.

<Q>: How we get to that point?

<A – Robert Greifeld>: I think, the thing, I can say is that for ourselves, we obviously have communicated to the SEC and kept them abreast of our discussions with the DOJ and are thinking on the topic on how the market might look, beyond that I obviously can’t comment and as you see in DOJ conversations, I’m not privy to them.

<Q>: Do you have the Department of Justice reached out to the SEC in the first quarter?

<A – Robert Greifeld>: I wouldn’t know and if I did I wouldn’t say.

Analyst, UBS Global

All right. I think, we’re out of time. So ....

Robert Greifeld, Chief Executive Officer

Okay.

Analyst, UBS Global

Thanks Bob for coming.

Robert Greifeld, Chief Executive Officer

Thank you. I appreciate your time.

Forward-Looking Statements

Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. NASDAQ OMX and ICE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i) projections about future financial results, transaction premiums, growth, integration success, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about proposed transaction structures and future corporate reorganization and restructuring, (iii) statements about the implementation dates and benefits of certain strategic initiatives, (iv) statements about future management skills and operational quality, (v) statements of belief or expectations regarding the certainty of the proposed transaction or other pending transactions, (vi) statements about chances of success in obtaining necessary regulatory approvals, (vii) statements regarding future strategic or business plans, (viii) statements about integrations of recent acquisitions, (ix) statements of belief or expectations relating to future branding or brand recognition, (x) statements about market share or market leadership, and (xi) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ OMX’s and ICE’s control. These factors include, but are not limited to, NASDAQ OMX’s and ICE’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of NASDAQ OMX’s and ICE’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including (i) NASDAQ OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at http://nasdaqomx.com and (ii) ICE’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on ICE’s website at http://theice.com. NASDAQ OMX’s and ICE’s filings are also available on the SEC website at www.sec.gov. Risks and uncertainties relating to the proposed transaction include: NASDAQ OMX, ICE and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of NYSE Euronext’s operations with those of NASDAQ OMX or ICE will be materially delayed or will be more costly or difficult than expected. NASDAQ OMX and ICE undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information About the Proposed Transaction and Where to Find It:

Subject to future developments, additional documents regarding the transaction may be filed with the SEC. This material is for informational purposes only and does not constitute an offer to exchange, a solicitation of an offer to exchange, a proxy statement, or a registration statement with respect to the joint proposal by NASDAQ OMX and ICE to acquire all outstanding shares of common stock of NYSE Euronext. Such documents are not currently available. INVESTORS ARE URGED TO CAREFULLY READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENTS, OFFER TO EXCHANGE/PROSPECTUSES AND OTHER EXCHANGE OFFER DOCUMENTS NASDAQ OMX, ICE AND THEIR AFFILIATES WILL FILE WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, WHEN THEY BECOME AVAILABLE, AND THE PROXY STATEMENT/PROSPECTUSES REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS NASDAQ OMX, ICE AND NYSE EURONEXT WOULD FILE WITH THE SEC, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. All such documents, when filed, are available free of charge at the SEC’s website (http://www.sec.gov) or by directing a request, in the case of NASDAQ OMX’s filings, to NASDAQ OMX at One Liberty Plaza, New York, New York 10006, Attention: Investor Relations or, in the case of ICE’s filings, to ICE, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL

BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED.

Participants in the Solicitation:

NASDAQ OMX, ICE, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.

You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, and in NASDAQ OMX’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 15, 2011.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, and in ICE’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 1, 2011.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, if and when it becomes available, and the other relevant documents filed with the SEC.